REGEN BIOPHARMA, INC.

4700 SPRING STREET, SUITE 304,

LA MESA, CALIFORNIA, 91942

March 4, 2014

BY EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Regen Biopharma, Inc.
Registration Statement on Form S-1, as amended (Registration No. 333-191725)

Dear Ms. Hayes

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Regen Biopharma, Inc., a Nevada corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1, as amended (Registration No. 333-191725), be accelerated so that it will become effective at 9:00 AM Eastern Standard Time on March 18, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REGEN BIOPHARMA, INC.

By:   /s/ David Koos

Chief  Executive Officer